Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab: How an Uber killer became a powerful Asian super-app

May 3, 2021

By Karishma Vaswani

Asia business correspondent

When Microsoft’s Bill Gates said in 1994 that “banking is necessary, banks are not”, financiers and analysts alike dismissed the claims as the wild musings of an over-imaginative techie.

Fast forward a few decades and that vision is fast becoming reality.

Grab is one of the most dominant super apps in Asia, offering rides, food delivery and now, financial services.

That includes loans, insurance, payments and investments - all accessed through a mobile phone app.

Launched in 2012 as a ride-hailing app like Uber, Grab has since expanded broadly. In 2018, it pushed Uber out of South East Asia.

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Grab’s goal is to eventually transform into a virtual bank for South East Asia’s 600 million strong population.

But increased competition and governments seeking to curb the influence of powerful super apps could get in the way of those ambitions.

Humble beginnings

Grab started life in Malaysia in 2012, as an online taxi booking service initially called MyTeksi.

Co-founder Anthony Tan had the idea when he was studying at Harvard Business School.

The pitch was to make taxi rides safer and more convenient for Malaysians.

But first they needed investors.

Kee Lock Chua is a Managing Partner at Vertex Ventures Southeast Asia and India, and one of the first institutional investors in Grab.

The other investor? Anthony Tan’s mum.

“We saw how he spent time with his mum, how he talked to her, and how much respect he gave her,” Mr Chua explained.

“That told us he had strong character and conviction.”

“Besides the solid idea, that helped us to make the decision to invest in the business.”

Mr Chua’s firm invested $11.2m (£8.1m) in Grab, giving Vertex Ventures Southeast Asia and India a 22% stake in the company.

He exited the investment seven years later, making more than 10 times that amount.

Banker to the masses?

As Grab’s popularity grew, the company realised many of its drivers didn’t have bank accounts.

The head of Grab Financial Group Reuben Lai had to help drivers sign up for accounts so they could get paid and also arrange loans for their cars.

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“After doing that for a number of years, we started asking ourselves, ‘why are we doing [this]?” he said.

“That was when we realised that six out of 10 people across South East Asia are underserved by banks.”

“It could be a lack of data [or] it could be the high costs of serving them.”

“We want to be...the platform that enables financial institutions to serve this emerging consumer.

South East Asia’s informal economy

That includes Natthakan Khingpat in Bangkok, who opened his restaurant during the first wave of Covid-19 last year.

He gets the bulk of his orders from the Grab app and has been lucky: business is brisk.

He needed to borrow money to expand but going to a traditional bank was never an option.

“If I were to pay for the high monthly interest rates, I [don’t] think I could survive,” he told the BBC.

Grab has loaned Mr Natthakan almost $4,000 and the repayments are deducted from his daily earnings.

“I could go in [to the app] and look at how much per day I had to pay back.

“I thought I would be able to pull it off….it felt almost like I wasn’t taking out a loan.”

Many of the firm’s first customers for its financial services were drivers.

Boon Kok has driven a Grab car for three years and now takes out health insurance through the app.

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Grab driver Boon Kok uses the app’s insurance services.

“Every single drive I take, [the app] will deduct 10 cent(s) so I think it’s very affordable,” he says.

He’s now got coverage worth $113,000.

The company is now looking to target digitally savvy millennials.

Jixun , a Managing Partner of GGV Capital and another early investor in the company, said his advice to Grab’s leadership was to get into financial services from the start.

“Once you have your [digital] wallet you start to use it,” he told me.

“Then it is natural that you use it to buy things, you want to access better credit [and] when you are travelling you may want to buy travel insurance along with it.”

“It’s just the natural next step.”

Lessons from China

Grab has followed the Chinese model, leveraging on its customer base and offering financial services to them.

Chinese investors in Grab—including hailing app Didi Chuxing and tech giant Tencent—provided both expertise and financing.

But regulators in China have recently cracked down on the powerful tech industry, in an attempt to rein them in.

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“In China, the government was less aware of how the concentration of power could happen,” says Professor Nitin Pangarkar from the National University of Singapore’s Business School.

“Other governments are seeing that this happened in China and if they don’t want to let it happen in their own countries they have to step in and regulate,” he adds.

Bumpy road ahead

The risks to Grab are also mounting.

It won a digital bank license in Singapore and is hoping to launch in 2022, but analysts say regulation will be a key concern going forward.

“I think digital banking in south east Asia is going to be tough, because regulators will definitely be protective of their turf,” Robson Lee, partner at Gibson Dunn tells me.

It also has plans to list in the US later this year, with a valuation of $40bn.

“They have forecasted very good numbers but I think the devil is in the details,” Mr Lee said.

“I think investors have got to continue to be vigilant and watch this very carefully.”

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.